EXHIBIT C

File No. [   ]
UNITED STATES OF AMERICA
BEFORE THE
U.S. SECURITIES AND EXCHANGE COMMISSION
WashingtonWASHINGTON, D.C. DC 20549
In the Matter of

NATIONWIDE MUTUAL FUNDS
NATIONWIDE VARIABLE INSURANCE TRUST
NATIONWIDE FUND ADVISORS

One Nationwide Plaza
Columbus, Ohio 43215

**APPLICATION PURSUANT TO SECTION 6(c) OF THE
INVESTMENT COMPANY
ACT OF 1940, AS AMENDED,
FOR AN ORDER OF EXEMPTION FROM SECTION 15(c) OF THE ACT**

EXPEDITED REVIEW REQUESTED UNDER 17 CFR 270.0-5(d)

**GUIDESTONE FUNDS
GUIDESTONE CAPITAL MANAGEMENT, LLC**

**5005 Lyndon B. Johnson Freeway, Suite 2200
Dallas, TX 75244-6152**

Please direct all communications regarding this Application to:

**Matthew A. Wolfe, Esq.
GuideStone Financial Resources of the Southern Baptist Convention
5005 Lyndon B. Johnson Freeway, Suite 2200
Dallas, TX 75244-6152**

With a copy to:

Alison M. Fuller, Esq.
Prufesh R. Modhera, Esq.
Michael W. Mundt, Esq.
Stradley Ronon Stevens & Young, LLP
2000 K Street, N.W., Suite 700
Washington, DC 20006 20006-1871
(202) 419-8417, pmodhera@stradley.com
(202) 419-8403, mmundt@stradley.com
With a copy to:

~~**Amy E. Haid, Esq.**~~
~~**10 West Nationwide Boulevard**~~
~~**Columbus, Ohio 43215**~~

~~Page 1 of 21 Pages, including Exhibits~~

~~As filed with the Securities and Exchange Commission on March 22, 2021~~

UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION
~~Washington~~WASHINGTON, D.C. 20549

In the Matter of

GUIDESTONE FUNDS GUIDESTONE CAPITAL MANAGEMENT, LLC 5005 Lyndon B. Johnson Freeway, Suite 2200 Dallas, TX 75244-6152	) APPLICATION PURSUANT TO) SECTION 6(c) OF) THE INVESTMENT COMPANY ACT OF) 1940, AS AMENDED,) FOR AN ORDER OF EXEMPTION) FROM SECTION 15(c) OF THE ACT

~~NATIONWIDE MUTUAL FUNDS~~
~~NATIONWIDE VARIABLE INSURANCE TRUST~~
~~NATIONWIDE FUND ADVISORS~~
~~One Nationwide Plaza~~
~~Columbus, Ohio 43215~~
~~[ ]~~

File No. [__________]

I. INTRODUCTION

~~Nationwide Mutual Funds ("NMF") and Nationwide Variable Insurance Trust ("NVIT," and together with NMF, each a "Trust" and together, the "Trusts"),1 each~~ GuideStone Funds (the "***Trust***"),[18] a registered open-end investment company that ~~may offer~~offers one or more series of shares, on their own behalf and on behalf of each of their respective series (each, a "***Series***" and collectively, the "***Series***"), ~~and Nationwide Fund Advisors ("NFA~~together with GuideStone Capital Management, LLC ("***GSCM***" or the "***Adviser***~~,~~" and together with the Trusts and the Series, the "***Applicants***"),[19] the investment adviser to the Trusts, hereby file this application (the "***Application***") for an order of the Securities and Exchange Commission (the "***Commission***") under Section 6(c) of the Investment Company Act of 1940, as amended (the "***1940 Act***").

Applicants request an order exempting Applicants from Section 15(c) of the 1940 Act to permit the board of trustees of ~~a~~the Trust (the "***Board***"),[20] including a majority of those board members who are not parties to such contract or agreement or "interested persons," as defined in Section 2(a)(19) of the 1940 Act, of any such party (the "***Independent Board Members***"), to promptly enter into or materially amend a contract or agreement pursuant to which a sub-adviser (each, a "***Sub-Adviser***") manages all or a portion of the assets of a Series or provides model portfolio or investment recommendation(s) to the Adviser that would be utilized in connection

~~Page 2 of 21 Pages~~

[18] As used herein, the term "Trust" includes any existing or future type of business organization operating as a registered management investment company that is managed by an Adviser.
[19] The term "Adviser" includes (i) the Adviser or its successors and (ii) any entity controlling, controlled by, or under common control with, the Adviser or its successors. For the purposes of the requested order, "successor" is limited to an entity resulting from a reorganization into another jurisdiction or a change in the type of business organization.
[20] The term "Board" also includes the board of trustees or directors of a future Subadvised Series.

with the management of a Series (each, a "***Sub-Advisory Agreement***") (each such action, a "***Sub-Adviser Change***") at a non-in-person meeting called for the purpose of voting on such approval,[21] which would allow a Subadvised Series (as defined below) and its shareholders to benefit from a prompt Sub-Adviser Change.

Applicants request that the relief sought herein apply to the named Applicants, as well as to any future Series and any other existing or future registered management investment company or Series thereof that intends to rely on the requested order in the future and that (i) is managed by an Adviser, (ii) uses the multi-manager structure described in this Application, and (iii) complies with the terms and conditions set forth herein (each, a "***Subadvised Series***").[22] All registered investment companies that intend to rely on the requested order are named as Applicants. Any entity that relies on the requested order will do so only in accordance with the terms and conditions contained in this Application.

Applicants are seeking this exemption to enable the Adviser and the Board to obtain for each Subadvised Series the services of one or more Sub-Advisers believed by the Adviser and the Board to be particularly well suited to manage, or to provide model portfolio or investment recommendation(s) with respect to, all or a portion of the assets of the Subadvised Series, and to make material amendments to Sub-Advisory Agreements believed by the Adviser and the Board to be appropriate, without the delay and expense of convening an in-person meeting of the Board to approve the Sub-Adviser Change. The requested relief is necessary so that the Board can take action quickly under the circumstances set out in this Application.

If the requested relief is granted, the Adviser would be permitted to implement a Sub-Adviser Change related to a Subadvised Series that was approved by the Board, including a majority of the Independent Board Members, at a non-in-person meeting. For the reasons discussed below, Applicants believe that the requested relief is appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act. Applicants believe that each Subadvised Series and its shareholders would benefit from the requested relief because of delays in hiring or replacing a Sub-Adviser and costs associated with holding an in-person Board meeting to approve a Sub-Adviser Change in the absence of such relief.

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[21] References in this Application to "non-in-person" Board meetings refer to any Board meeting (other than an in-person meeting) in which Board members may participate by any means of communication that allows those Board members participating to hear each other simultaneously during the meeting.

[22] For purposes of this Application, the term "Sub-Adviser" will also apply to any Sub-Adviser to any wholly-owned subsidiary, as defined in the 1940 Act, of a Subadvised Series (each, a "Subsidiary" and collectively, the "Subsidiaries"). The Adviser will serve as investment adviser to each Subsidiary and may retain one or more Sub-Advisers to manage or provide model portfolio or investment recommendation(s) with respect to the assets of a Subsidiary. Applicants also request relief with respect to any Sub-Advisers who serve as Sub-Advisers to a Subsidiary. Where appropriate, Subsidiaries are also included in the term "Subadvised Series."

II. BACKGROUND

A. The Applicants

1. The ~~Trusts~~Trust

~~Each of NMF and NVIT~~The Trust is organized as a Delaware statutory trust and is registered with the Commission as an open-end management investment company under the 1940 Act. Further, ~~NMF and NVIT~~the Trust currently ~~consist~~consists of multiple Series, some of which operate under a multi-manager structure. Shares of each Series are offered and sold pursuant to a registration statement on Form N-1A. The ~~Advisor~~Adviser serves as an "investment adviser," as defined in Section 2(a)(20) of the 1940 Act, to each Series. The ~~Trusts~~Trust and the Series are not required to hold annual shareholder meetings. Each Series may have its own distinct investment objective, policies, and restrictions.

2. The Adviser

~~NFA~~GSCM is a ~~Delaware business trust~~limited liability company organized under the laws of the State of Texas and is registered with the Commission as an investment adviser under the Investment Advisers Act of 1940, as amended (the "*Advisers Act*"). ~~NFA~~GSCM serves, and each other Adviser will serve, as the investment adviser to each Subadvised Series pursuant to an investment ~~advisory~~management agreement with the Trust (each an "*Investment Management Agreement*" and together the "*Investment Management Agreements*"). ~~NFA~~GSCM and each other Adviser is or will be registered with the Commission as an investment adviser under the Advisers Act.

Each Investment Management Agreement will be approved by the Board, including a majority of the Independent Board Members, and by the shareholders of the relevant Subadvised Series in the manner required by Sections 15(a) and 15(c) of the 1940 Act and, if applicable, Rule 18f-2 thereunder. The terms of these Investment Management Agreements will comply with Section 15(a) of the 1940 Act. Applicants are not seeking an exemption from the 1940 Act with respect to the Investment Management Agreements. Pursuant to the terms of each Investment Management Agreement, the Adviser, subject to the supervision of the Board, will provide continuous investment management services to each Subadvised Series. The Adviser will have responsibility for determining what portion of each Subadvised Series' portfolio will be invested in securities and other assets and what portion, if any, will be held uninvested in cash or cash equivalents. The Adviser will periodically review a Subadvised Series' investment policies and strategies and based on the need of a particular Series may recommend changes to the investment policies and strategies of the Series for consideration by the Board.

Each Investment Management Agreement will provide that the Adviser may, subject to the approval of the Board, including a majority of the Independent Board Members, and the shareholders of the applicable Subadvised Series (if required), delegate portfolio management responsibilities of all or a portion of the assets of a Subadvised Series to one or more Sub-Advisers. In accordance with each Investment Management Agreement, the Adviser will oversee each Sub-Adviser in its performance of its duties. The Adviser will continue to have overall responsibility for the management and investment of the assets of each Subadvised Series. For its services to each Subadvised Series under the applicable Investment Management Agreement, the

Adviser will receive an investment management fee from that Subadvised Series. A Sub-Adviser will receive an investment management fee from the Adviser or directly from the Subadvised Series.

Under this structure, the Adviser, in its capacity as investment adviser, evaluates and oversees Sub-Advisers and makes recommendations about the hiring, termination, and replacement of Sub-Advisers to the Board, at all times subject to the authority of the Board. This structure is commonly referred to as a "multi-manager" structure.

3. The Sub-Advisers

Pursuant to the authority under the Investment Management Agreement, the Adviser may enter into Sub-Advisory Agreements with various Sub-Advisers on behalf of the Subadvised Series. The Sub-Advisers will be "investment advisers" to the Subadvised Series within the meaning of Section 2(a)(20) of the 1940 Act and will provide investment management services to the Subadvised Series subject to, without limitation, the requirements of Sections 15(c) and 36(b) of the 1940 Act. In addition, the Sub-Advisers will be registered with the Commission as investment advisers under the Advisers Act or not subject to such registration. The Adviser will engage in an on-going analysis of the continued advisability of retaining a Sub-Adviser and will make recommendations to the Board as needed. The Adviser will also negotiate and renegotiate the terms of the Sub-Advisory Agreements with the Sub-Advisers, including the fees paid to the Sub-Advisers, and will make recommendations to the Board as needed.

All Sub-Advisory Agreements currently in effect have been approved by the Board, including a majority of the Independent Board Members, and the initial shareholder of the applicable Subadvised Series in accordance with Sections 15(a) and 15(c) of the 1940 Act and Rule 18f-2 thereunder, unless shareholder approval was not required in reliance on applicable exemptive relief.[23] All future Sub-Advisory Agreements will be approved by the Board in the same manner, provided that the Independent Board Members could approve a Sub-Adviser Change at a non-in-person Board meeting in reliance on the requested relief. The terms of each Sub-Advisory Agreement will comply fully with the requirements of Section 15(a) of the 1940 Act.

Pursuant to the Sub-Advisory Agreements, the ~~Adviser~~Subadvised Series has agreed or will agree to pay advisory fees directly to the Sub-Advisers ~~a fee out of the fee paid to the Adviser under the Investment Management Agreement.~~[24]

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[23] Applicants currently rely on a multi-manager exemptive order to implement Sub-Adviser Changes without obtaining shareholder approval. See ~~Nationwide Investing Foundation, et al. (812-10764)~~AB Funds Trust and SBC Financial Services, Inc., Investment Company Act Release Nos. ~~23104 (April 6, 1998~~25805 (November 19, 2002) (notice) and ~~23133 (April 28, 1998~~25848 (December 17, 2002) (order). In the future, an Adviser, a Sub-Adviser and a Subadvised Series may rely on an amended version of this multi-manager exemptive order or substantially similar relief.

[24] ~~A Subadvised Series also may pay advisory fees directly to a Sub-Adviser.~~The Adviser may also pay the Sub-Advisers a fee out of the fee paid to the Adviser under the Investment Management Agreement.

B. Multi-Manager Structure

In recent years, a number of investment advisers, including the Adviser, have sponsored investment companies registered under the 1940 Act or series thereof (each, a "***registered fund***") that provide exposure to ~~multiple~~ strategies across various asset classes. These registered funds allow investors to more easily access such strategies without the additional transaction costs and administrative burdens of investing in multiple funds to seek to achieve comparable exposures and investment allocations. Such registered funds may be structured as (i) multi-manager funds, where the investment adviser selects ~~multiple~~one or more sub-advisers to manage portions of the registered fund's assets; (ii) fund of funds where the Adviser invests a registered fund's assets in multiple registered funds or investment companies that rely on an exception from registration under the 1940 Act (each, a "***private fund***" and, together with the registered funds, each a "***fund***" and together, the "***funds***") to gain the exposures; or (iii) a combination of a multi-manager fund and a fund of funds.

When a Subadvised Series utilizes a multi-manager strategy, its Adviser achieves its desired exposures to specific strategies by allocating discrete portions of the Subadvised Series' assets to ~~various~~one or more Sub-Advisers and, in some cases, by managing a portion of the Subadvised Series' assets directly. Each Sub-Adviser manages its discrete portion of the Subadvised Series' assets in accordance with specific investment guidelines. Over time, the Adviser may adjust the Subadvised Series' allocations among the various strategies and sub-strategies based on the Adviser's assessment of market conditions and potential investment opportunities.

C. Rationale for the Requested Relief

When the Adviser deploys a multi-manager structure to access the desired exposures, each Sub-Advisory Agreement must be entered into, materially amended and renewed in accordance with the provisions of Section 15 of the 1940 Act, as modified by any applicable exemptive relief. Section 15(c) requires that the Sub-Advisory Agreement be approved by the vote of a majority of the Independent Board Members cast at an in-person meeting. Boards of registered funds, including the ~~Boards~~Board of the ~~Trusts~~Trust, typically hold in-person meetings on a quarterly basis. Markets are not static, however, throughout the three to four months between in-person registered fund board meeting dates. Other circumstances may arise from time to time, including when there is a change in control of a Sub-Adviser that results in an "assignment" of the Sub-Advisory Agreement, as that term is defined for the purposes of the 1940 Act or when a Sub-Adviser provides notice of its intent to terminate operations or its then effective Sub-Advisory Agreement, which may result in the Adviser seeking to implement a Sub-Adviser Change. During these periods, market conditions may change or investment opportunities may arise that the Adviser may wish to take advantage of by implementing a Sub-Adviser Change. At these moments it may be impractical and/or costly to hold an additional in-person Board meeting, especially given the geographic diversity of Board members and the additional cost of holding in-person Board meetings. As a result, once the Adviser completes its diligence of a prospective Sub-Adviser, the in-person Board meeting requirement creates an unnecessary burden for the Board that does not benefit the Subadvised Series' shareholders.

Unlike the burdensome process for approving Sub-Advisory Agreements, Board approval is not required at all if the Adviser accesses the desired exposures through investments in other funds. Investments by Subadvised Series in registered funds must be made in compliance with the limitations in Section 12(d)(1) of the 1940 Act. When the Adviser accesses the desired exposures through investing the Subadvised Series' assets in private funds, however, Section 12(d)(1) does not limit the amount of a registered fund's total assets that may be invested in the

~~Page 6 of 21 Pages~~

underlying private fund.[25] If the requested order is not granted, the Adviser will continue to have the option of accessing a desired investment exposure between in-person Board meeting dates through investments in other funds managed by the prospective Sub-Adviser, including private funds, which could increase costs for shareholders when retaining the Sub-Adviser to manage a sleeve of the Subadvised Series directly is a viable option. For example, acquired fund fees and expenses generated by a fund investing in another fund are generally higher than the fees generated if a sub-adviser were hired to manage the strategy directly for the fund.

The requested order would be consistent with the Board's statutory duty to request and evaluate such information as may reasonably be necessary to evaluate the terms of a Sub-Advisory Agreement. For example, an Adviser may identify a Sub-Adviser prior to an in-person Board meeting date that it wants to engage, but there may not be enough time before the in-person meeting date for management to compile and furnish the complete package of materials that the Board requests to evaluate the Sub-Advisory Agreement in accordance with its duties under Section 15(c), along with a summary of the Sub-Adviser's compliance program to support the Board's approval of the Sub-Adviser's policies and procedures in accordance with Rule 38a-1(a)(2) under the 1940 Act. The requested order would benefit a Subadvised Series by allowing the Board, including a majority of the Independent Board Members, to approve a Sub-Adviser Change at an appropriate time once diligence is complete, instead of waiting until the next in-person Board meeting date and potentially missing out on market opportunities.

The requested order would also apply to material amendments to a Sub-Advisory Agreement.[26] For example, a Sub-Advisory Agreement with an existing Sub-Adviser may be limited to a particular sub-strategy, although the Sub-Adviser has the expertise and ability to manage additional sub-strategies. If the Adviser desires to engage the Sub-Adviser to manage a separate discrete portion of a Subadvised Series' assets in accordance with a sub-strategy that is not currently within the scope of the guidelines under the Sub-Adviser's existing Sub-Advisory Agreement, but is otherwise consistent with a Subadvised Series' investment objective and strategies, the Adviser may determine it is necessary to materially amend the Sub-Advisory Agreement. If an Adviser's portfolio management team makes this determination between in-person Board meeting dates, the Board of the Subadvised Series could approve the Sub-Adviser Change at a non-in-person meeting in reliance on, and subject to the conditions of, the requested order. *See* Section IV.B. below for additional legal analysis supporting the rationale for the requested relief.

III. REQUEST FOR EXEMPTIVE RELIEF

Section 6(c) of the 1940 Act provides that the Commission may exempt any person, security, or transaction, or any class or classes of persons, securities, or transactions, from any provision or provisions of the 1940 Act or any rule or regulation thereunder, if and to the extent that such exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act. Applicants believe that the requested relief described in this Application meets this standard.

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[25] Such investments in private funds would be subject to other applicable provisions of the 1940 Act.
[26] The requested relief would not apply to renewals of a Sub-Advisory Agreement.

IV. LEGAL ANALYSIS

A. Applicable Law

Section 15(c) of the 1940 Act prohibits a registered fund having a board from entering into, renewing or performing any contract or agreement whereby a person undertakes regularly to serve or act as an investment adviser (including a sub-adviser) of the registered fund, unless the terms of such contract or agreement and any renewal thereof have been approved by the vote of a majority of the registered fund's board members, who are not parties to such contract or agreement or interested persons of any such party, cast in person at a meeting called for the purpose of voting on such approval.

Section 15(c) provides that it shall be the duty of the board members of a registered fund to request and evaluate, and the duty of an investment adviser (or sub-adviser) to such registered fund to furnish, such information as may reasonably be necessary to evaluate the terms of any contract whereby a person undertakes regularly to serve or act as investment adviser (or sub-adviser) of such registered fund.

B. Discussion

1. Necessary or Appropriate in the Public Interest

Applicants believe that permitting the Independent Board Members to approve Sub-Adviser Changes at non-in-person meetings without incurring unnecessary delay or expense is necessary or appropriate and in the interests of Subadvised Series' shareholders and will allow the Subadvised Series to operate more efficiently. Without the delay inherent in holding in-person Board meetings (and the attendant difficulty of obtaining the necessary quorum for, and the additional costs of, an unscheduled in-person Board meeting), the Subadvised Series will be able to act ~~more quickly~~quicker and with less expense to add or replace Sub-Advisers when the Board and the Adviser believe that a change would benefit the Subadvised Series. Under the multi-manager structure, the selection of a Sub-Adviser is similar to changes in the membership of a registered fund's portfolio management team, which do not require registered fund board approval.

In essence, the in-person meeting requirement creates an artificial impediment that may prevent the Board of a Subadvised Series from taking immediate action once an Adviser completes its diligence of a potential Sub-Adviser that it wishes to on-board. Requiring a Board to hold an off-cycle in-person meeting to approve a Sub-Adviser Change, or to delay its approval until its next regularly scheduled in-person meeting, creates an unnecessary burden for the Board and the Adviser that is not beneficial for shareholders or necessary or appropriate in the public interest.

2. Consistent with the Protection of Investors

Applicants believe that the requested relief is consistent with the protection of investors. Primary responsibility for management of the Subadvised Series, including the selection and supervision of the Sub-Advisers, is vested in the Adviser, subject to the oversight of the Board. Each Investment Management Agreement is, and will remain, fully subject to the requirements of Section 15(c) of the 1940 Act.

Once the Adviser makes an informed selection of a Sub-Adviser, Applicants believe it would be consistent with the protection of investors to permit the Board, including a majority of the Independent Board Members, to approve the Sub-Adviser Change at a non-in-person meeting called for the purpose of voting on such approval. Any such non-in-person approval would be conducted in accordance with the Board's typical process for approving a Sub-Adviser Change and consistent with the Board's duty under Section 15(c) to request and evaluate such information as may reasonably be necessary to evaluate the terms of any Sub-Advisory Agreement, and the Adviser's and Sub-Adviser's duty under Section 15(c) to furnish such information. Management will represent that the materials provided to the Board for the non-in-person meeting include the same information the Board would have received if approval of the Sub-Adviser Change were sought at an in-person Board meeting. In connection with seeking Board approval of a Sub-Adviser Change at a non-in-person meeting, the Adviser will recommend the retention of the Sub-Adviser and the Trust's chief compliance officer or his or her designee will provide such information as the Board may reasonably request to assist it in determining that the Sub-Adviser has adopted policies and procedures reasonably designed to prevent violation of the "federal securities laws"[27] by the Sub-Adviser. If, however, one or more Board members assert that an in-person meeting would make a difference and request that the Sub-Advisory Agreement be considered in-person, then the Board will wait to consider the Sub-Advisory Agreement until an in-person meeting is convened, unless such request is rescinded.

If the requested relief is not granted, the Adviser would continue to have the option of accessing a desired exposure by investing a Subadvised Series' assets in a fund managed by the Sub-Adviser. Retaining a Sub-Adviser to manage a portion of a Subadvised Series, as opposed to investing in a fund managed by the Sub-Adviser, provides several benefits to the Subadvised Series and its shareholders that support the requested exemptive relief and are consistent with the protection of investors. The benefits to a Subadvised Series and its shareholders from retaining a Sub-Adviser to gain a desired exposure, instead of accessing the exposure through an investment in another fund, include:

1. Daily transparency regarding investments managed by the Sub-Adviser;

2. Annual review of the Sub-Adviser's compliance program;

3. Avoiding additional acquired fund fees and expenses;

4. Annual Board review of the Sub-Advisory Agreement and related compensation;

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[27] As defined in Rule 38a-1(e)(1) under the 1940 Act, as amended.

5. Ability to access the exposure directly instead of through a vehicle that may not allow for daily liquidity and may not be subject to the protections of the 1940 Act;

6. Allowing the Adviser to customize the sub-strategy implemented by the Sub-Adviser to access the exposure;

7. Avoiding costs that would be borne by the Subadvised Series to hold additional in-person Board meetings, such as travel, lodging and meals ~~and Board member compensation for attending additional in-person meetings (which is typically greater than Board member compensation for attending additional non-in-person meetings);~~ and

8. Under Section 36(b) of the 1940 Act, the Sub-Adviser will be deemed to have a fiduciary duty with respect to the receipt of compensation for services, or of payments of a material nature, from the Subadvised Series.

3. Consistent with the Policy and Provisions of the 1940 Act

Applicants believe the requested relief is consistent with the policy and provisions of the 1940 Act. The requirement that the vote of a majority of a registered fund's disinterested board members approving an advisory agreement or a sub-advisory agreement be cast in person was added to Section 15(c) of the 1940 Act by the Investment Company Amendments Act of 1970 (the "***1970 Amendments Act***").[28] Congress states in the legislative history of the 1970 Amendments Act that the bill would amend Section 15(c) to provide that the voting requirements of the Section "can be satisfied only by directors who are *personally present* at a meeting at which their votes are taken. The proposed amendment is *intended to assure informed voting* on matters which require action by the board of directors of registered investment companies."[29] (emphasis added.) The staff of the Commission has stated that this "requirement that disinterested directors cast their votes in person represents a strong Congressional policy in favor of eliminating absentee approval by board members."[30]

The Commission has provided exemptive relief from the in-person meeting requirement in Section 15(c) by amending Rule 15a-4 under the 1940 Act to, among other things, permit registered fund boards "to participate in a meeting to approve an interim contract [with an investment adviser or a sub-adviser] by any means of communication that allows all participants to hear each other at the same time, such as a telephone conference."[31] The Commission stated at

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[28] See Investment Company Amendments Act of 1970, Public Law 91-547, enacted December 14, 1970.
[29] Investment Company Amendments Act of 1970, H.R. Rep. No. 1382, 91st Cong., 2d Sess. 25-26 (1970); Investment Company Amendments Act of 1969, S. Rep. No. 184, 91st Cong., 1st Sess. 39 (1969).
[30] American National Growth Fund, Inc., SEC Staff Letter (Nov. 17, 1974). The in-person voting requirements were added as part of the 1970 Amendments Act and have historically been viewed as requiring directors to be "physically present" when voting. Pub. L. 91-547 (Dec. 14, 1970).
[31] Temporary Exemption for Certain Investment Advisers, Investment Company Act Release No. 24177 (Nov. 29, 1999).

the time that "[t]his provision should result in savings in time and travel costs."[32] In the twenty years that have passed since this amendment to Rule 15a-4, registered fund boards have routinely relied on this exemptive relief from the in-person meeting requirement to approve certain interim advisory contracts at non-in-person board meetings while continuing to fulfill their statutory duty to evaluate the terms of the contract.

Almost five decades have elapsed since the in-person meeting requirement was added to Section 15(c) of the 1940 Act. Due to the countless technological advances that have occurred since the 1970s, registered funds are able to provide materials to their board members electronically in an easily readable format, and board members can easily communicate with one another and with management in advance of a meeting through various forms of communication, many of which did not exist in 1970. These technological advances allow registered fund board members to assure they are well informed prior to a board meeting date. Given the various forms of communication available today, registered fund boards can hold non-in-person meetings at which each board member is personally present and able to assure themselves that they are informed as to the matters at the non-in-person meeting that require action by the registered fund board.

The requested relief would not result in absentee approval of Sub-Adviser Changes by the Independent Board Members. The Independent Board Members necessary to approve a Sub-Adviser Change would be personally present and participating in a meeting where all participating Board members can hear each other and be heard by each other during the meeting.[33] The requested relief could not be relied upon to approve a Sub-Adviser Change by written consent or another form of absentee approval by the Independent Board Members. Similar to the amendments to Rule 15a-4, the requested relief would result in savings in time and travel costs. In light of the foregoing analysis, the Applicants submit that the requested relief would be consistent with the policies and provisions of the 1940 Act and would eliminate unnecessary expenses and delays associated with conducting an in-person Board meeting.

V. PRECEDENT

The Commission has issued exemptive orders under the 1940 Act permitting a fund's board to consider a Sub-Adviser Change, without complying with the requirement under Section 15(c) of the 1940 Act that the board meet in-person to conduct such approvals, in situations where the fund would benefit from effecting a Sub-Adviser Change promptly.[34] The

Page 10 of 21 Pages

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[32] Id. See also Temporary Exemption for Certain Investment Advisers, Investment Company Act Release No. 23325 (July 22, 1998) ("The proposed amendments also would facilitate a special meeting to approve an interim contract, by permitting the fund's board of directors to participate by telephone or similar means of communication that allows all participants to hear each other at the same time."). Allowing the flexibility to approve Sub-Adviser Changes at a non-in-person meeting would avoid unnecessarily burdening registered fund board members with the time and cost associated with travel for and attendance at additional in-person meetings.

[33] Technology that includes visual capabilities will be used unless unanticipated circumstances arise.

[34] See, e.g., Blackstone Alternative Investment Funds, et al., Investment Company Act Release Nos. 33748 (Jan. 21, 2020) (notice) and 33801 (Feb. 19, 2020) (order) ("Blackstone"); Principal Funds, Inc., et al., Investment Company Act Release Nos. 33973 (Aug. 19, 2020) (notice) and 34013 (Sept. 15, 2020) (order); Northern Funds and Northern Trust Investments, Investment Company Act Release Nos. 34095 (Nov. 13, 2020) (notice) and 34133 (Dec. 9, 2020) (order); Columbia Funds Series Trust, et al., Investment Company Act Release Nos. 34197 (Feb. 18, 2021) (notice) and 34224 (March 16, 2021) (order); Russell Investment Company, et al., Investment Company Act Release Nos. 34200 (Feb. 23, 2021) (notice) and 34238 (March 30, 2021) (order); Nationwide Mutual Funds, et al., Investment Company Act Release Nos. 34302 (June 16, 2021) (notice) and 34329 (July 13, 2021) (order); Optimum Fund Trust, et al., Investment Company Act Release Nos. 34386 (Sept. 27, 2021) (notice) and 34410 (Oct. 25, 2021) (order); SEI Asset Allocation Trust, et al., Investment Company Act Release Nos. 34418 (Nov. 15, 2021) (notice) and 34437

Commission stated in Blackstone, that, while it continued to believe that a board's decision-making process may benefit from the directors' having the opportunity to interact in person, as a group, and individually, it recognized that under the circumstances described in the application, the need to act promptly for the benefit of a fund may justify the board's meeting on a non-in-person basis, and that technological advances enable directors to hold such meetings in a manner where the directors can be personally present and able to assure themselves that they are informed as to the matter that requires action by the board.

VI. CONDITIONS

Applicants agree that any order of the Commission granting the requested relief will be subject to the following conditions:

1. The Independent Board Members will approve the Sub-Adviser Change at a non-in-person meeting in which Board members may participate by any means of communication that allows those Board members participating to hear each other simultaneously during the meeting.

2. Management will represent that the materials provided to the Board for the non-in-person meeting include the same information the Board would have received if a Sub-Adviser Change were sought at an in-person Board meeting.

3. The notice of the non-in-person meeting will explain the need for considering the Sub-Adviser Change at a non-in-person meeting. Once notice of the non-in-person meeting to consider a Sub-Adviser Change is sent, Board members will be given the opportunity to object to considering the Sub-Adviser Change at a non-in-person Board meeting. If a Board member requests that the Sub-Adviser Change be considered in-person, the Board will consider the Sub-Adviser Change at an in-person meeting, unless such request is rescinded.

4. A Subadvised Series' ability to rely on the requested relief will be disclosed in the Subadvised Series' registration statement.

5. In the event that the Commission adopts a rule under the 1940 Act providing substantially similar relief to that in the order requested in the Application, the requested order will expire on the effective date of that rule.

VII. PROCEDURAL MATTERS

Pursuant to Rule 0-2(f), each Applicant states that its address is ~~One Nationwide Plaza, Columbus, Ohio 43215.~~5005 Lyndon B. Johnson Freeway, Suite 2200, Dallas, TX 75244.

Applicants further state that all written or oral communications concerning this Application should be directed to:

(Dec. 13, 2021) (order); Bridge Builder Trust, et al., Investment Company Act Release Nos. 34433 (Dec. 3, 2021) (notice) and 34456 (Dec. 29, 2021) (order); Brinker Capital Destinations Trust, Investment Company Act Release Nos. 34501 (Feb. 10, 2022) (notice) and 34526 (March 8, 2022) (order); Morgan Stanley Pathway Funds, Investment Company Act Release Nos. 34502 (Feb. 10, 2022) (notice) and 34525 (March 8, 2022) (order); Brighthouse Funds Trust I, et al., Investment Company Act Release Nos. 34552 (Apr. 1, 2022) (notice) and 34572 (Apr. 27, 2022) (order); Goldman Sachs Trust II, et al., Investment Company Act Release Nos. 34638 (June 27, 2022) (notice) and 34654 (July 25, 2022); Pacific Funds Series Trust, et al., Investment Company Act Release Nos. 34671 (Aug. 11, 2022) (notice) and 34697 (Sept. 8, 2022) (order).

Matthew A. Wolfe, Esq.
5005 Lyndon B. Johnson Freeway, Suite 2200
Dallas, TX 75244

With a copy to:

Alison M. Fuller, Esq.
~~Prufesh R. Modhera, Esq.~~
~~Michael W. Mundt, Esq.~~
Stradley Ronon Stevens & Young, LLP
2000 K Street, N.W. Suite 700
Washington, DC 20006
        ~~With a copy to:~~

        ~~Amy E. Haid, Esq.~~
        ~~10 West Nationwide Boulevard~~
        ~~Columbus, Ohio 43215~~

Pursuant to Rule 0-2(c)(1) under the 1940 Act, each Applicant hereby represents that the undersigned is authorized to file this Application and any further amendments thereto in the name of and on behalf of the respective Applicant. The authorizations required by Rule 0-2(c) under the 1940 Act are attached hereto as Exhibits A-1 through A-3 to this Application. The verifications required by Rule 0-2(d) under the 1940 Act are attached hereto as Exhibits B-1 through B-3 to this Application.

~~The~~ Applicants request that the Commission issue ~~an~~the requested order ~~without a hearing~~ pursuant to Rule 0-5 under the 1940 Act without conducting a hearing.

In accordance with Rule 0-5(d) under the 1940 Act, Applicants request expedited review of the Application by the Commission. In accordance with Rule 0-5(e)(2) under the 1940 Act, included as Exhibit C to this Application are two marked copies of the Application showing changes from the final versions of two recent applications identified by Applicants as substantially identical to the Application under Rule 0-5(e)(3) under the 1940 Act.

VIII. CONCLUSION

For the foregoing reasons, Applicants respectfully request that the Commission issue an order under Section 6(c) of the 1940 Act granting the relief requested in the Application. Applicants submit that the requested exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act.

The Applicants have caused this Application to be duly signed on their behalf on the 14ᵗʰ day of ~~March 22, 2021~~November, 2022.

~~Nationwide Mutual Funds~~ **GUIDESTONE FUNDS**

By: ~~/s/ Amy E. Haid~~

    Name: ~~Amy E. Haid~~ John R. Jones
    ~~Title: Assistant Secretary~~ Title: President

GUIDESTONE CAPITAL MANAGEMENT, LLC
~~Nationwide Variable Insurance Trust~~

By: ~~/s/ Amy E. Haid~~

    Name: ~~Amy E. Haid~~ David S. Spika
    ~~Title: Assistant Secretary~~ Title: President and Chief Investment Officer

~~Nationwide Fund Advisors~~

~~By: /s/ Stephen R. Rimes~~

    ~~Name: Stephen R. Rimes~~
    ~~Title: Vice President Associate General Counsel and Assistant Secretary~~

~~Page 14 of 21 Pages~~

EXHIBITS TO APPLICATION

The following materials are made a part of the Application and are attached hereto:

Designation	Document
Exhibits A-1 through ~~A-3~~ A-2	Authorizations
Exhibits B-1 through ~~B-3~~ B-2	Verifications
Exhibit C	Rule 05(e)3 Comparisons

~~NATIONWIDE MUTUAL~~GUIDESTONE FUNDS
AUTHORIZATION

I, ~~Amy E. Haid~~Melanie Childers, do hereby certify that I am the duly elected ~~Assistant~~ Vice President – Fund Operations and Secretary of ~~Nationwide Mutual~~GuideStone Funds (the "Trust"), and further certify that set forth below is a true and complete copy of resolutions duly adopted by the Board of Trustees of the Trust at a meeting held on ~~March 10, 2021~~November 10, 2022, and that those resolutions have not been amended or revoked and are in full force and effect on the date hereof:

RESOLVED, that the appropriate officers of ~~Nationwide Mutual~~GuideStone Funds (the "Trust") be, and each of them hereby is, authorized and directed on behalf of the Trust and its name to (i) prepare, execute and cause to be filed an application with the U.S. Securities and Exchange Commission (the "SEC") for an order pursuant to Section 6(c) of the Investment Company Act of 1940, as amended (the "1940 Act"), exempting the Trust and ~~Nationwide Fund Advisors ("NFA") from the~~GuideStone Capital Management, LLC ("GSCM") from provisions of Section 15(c) of the 1940 Act to permit ~~NFA~~GSCM to enter into or materially amend sub-advisory agreements that were approved by the Board of Trustees of the Trust (the "Board"), including a majority of the non-interested members of the Board, at a non-in-person meeting called for the purpose of voting on such approval (the "Application"); and (ii) prepare, execute and cause to be filed with the SEC any and all amendments to such Application, which in the discretion of the officer or officers executing such amendment may appear necessary or desirable, in such form as such officer or officers shall approve in his, her or their discretion, in each case as conclusively evidenced by his, her or their signature(s) thereon; and it is

FURTHER RESOLVED, that the officers of the Trust be, and each of them hereby is, authorized and directed to take such further action as such officer or officers shall in his, her or their discretion consider necessary or desirable to effectuate the intent of the foregoing resolution.

By: ~~/s/ Amy E. Haid~~

Name: ~~Amy E. Haid~~ Melanie Childers

Title~~:~~ ~~Assistant Secretary~~ Vice President – Fund Operations and Secretary

~~Page 16 of 21 Pages~~

NATIONWIDE VARIABLE INSURANCE TRUST
AUTHORIZATION

I, Amy E. Haid, do hereby certify that I am the duly elected Assistant Secretary of Nationwide Variable Insurance Trust (the "Trust"), and further certify that set forth below is a true and complete copy of resolutions duly adopted by the Board of Trustees of the Trust at a meeting held on March 10, 2021, and that those resolutions have not been amended or revoked and are in full force and effect on the date hereof:

RESOLVED, that the appropriate officers of Nationwide Variable Insurance Trust (the "Trust") be, and each of them hereby is, authorized and directed on behalf of the Trust and its name to (i) prepare, execute and cause to be filed an application with the U.S. Securities and Exchange Commission (the "SEC") for an order pursuant to Section 6(c) of the Investment Company Act of 1940, as amended ("1940 Act"), exempting the Trust and Nationwide Fund Advisors ("NFA") from the provisions of Section 15(c) of the 1940 Act to permit NFA to enter into or materially amend sub-advisory agreements that were approved by the Board of Trustees of the Trust (the "Board"), including a majority of the non-interested members of the Board, at a non-in-person meeting called for the purpose of voting on such approval (the "Application"); and (ii) prepare, execute and cause to be filed with the SEC any and all amendments to such Application, which in the discretion of the officer or officers executing such amendment may appear necessary or desirable, in such form as such officer or officers shall approve in his, her or their discretion, in each case as conclusively evidenced by his, her or their signature(s) thereon; and it is

FURTHER RESOLVED, that the officers of the Trust be, and each of them hereby is, authorized and directed to take such further action as such officer or officers shall in his, her or their discretion consider necessary or desirable to effectuate the intent of the foregoing resolution.

By:/s/ Amy E. Haid

Name: Amy E. Haid

Title: Assistant Secretary

Page 17 of 21 Pages

ExhibitEXHIBIT A-3-2

GUIDESTONE CAPITAL MANAGEMENT, LLC
NATIONWIDE FUND ADVISORS
AUTHORIZATION

I, Stephen R. RimesMelanie Childers, do hereby certify that I am the duly authorized and elected Vice President-Associate General Counsel and Assistant Vice President – Fund Operations and Secretary of Nationwide Fund Advisors (“NFAGuideStone Capital Management, LLC (“GSCM”), and that all actions necessary to authorize the execution and filing of this Application, and any amendments thereto, have been taken, and the person signing and filing this document is authorized to do so on behalf of NFAGSCM pursuant to the general authority as Vice President-Associate General Counsel and Assistant Vice President – Fund Operations and Secretary of NFAGSCM.

By: /s/ Stephen R. Rimes

Name: Stephen R. Rimes Melanie Childers

Title: Vice President-Associate General Counsel and Assistant Secretary Vice President – Fund Operations and Secretary

~~NATIONWIDE MUTUAL~~GUIDESTONE FUNDS
VERIFICATION

The undersigned states that she has duly executed the attached Application dated ~~March 22, 2021~~November 14, 2022 for and on behalf of ~~Nationwide Mutual~~GuideStone Funds (the "Trust"); that she is the ~~Assistant~~ Vice President – Fund Operations and Secretary of the foregoing Trust; and that all actions necessary to authorize the undersigned to execute and file such instrument have been taken. The undersigned further states that she is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of her knowledge, information and belief.

By: ~~/s/ Amy E. Haid~~
Name: ~~Amy E. Haid~~ Melanie Childers
Title~~:~~ ~~Assistant Secretary~~ Vice President – Fund Operations and Secretary

NATIONWIDE VARIABLE INSURANCE TRUST
VERIFICATION

The undersigned states that she has duly executed the attached Application dated March 22, 2021 for and on behalf of Nationwide Variable Insurance Trust (the "Trust"); that she is the Assistant Secretary of the foregoing Trust; and that all actions necessary to authorize the undersigned to execute and file such instrument have been taken. The undersigned further states that she is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of her knowledge, information and belief.

By:/s/ Amy E. Haid

Name: Amy E. Haid

Title: Assistant Secretary

Page 20 of 21 Pages

~~Exhibit~~EXHIBIT B-~~3~~-2
~~NATIONWIDE FUND ADVISORS~~
~~VERIFICATION~~

GUIDESTONE CAPITAL MANAGEMENT, LLC
AUTHORIZATION

The undersigned states that she has duly executed the attached Application dated ~~March 22, 2021~~November 14, 2022 for and on behalf of ~~Nationwide Fund Advisors~~GuideStone Capital Management, LLC; that she is the ~~Vice President, Associate General Counsel and Assistant~~ Vice President – Fund Operations and Secretary of such company; and that all action by stockholders, directors, and other bodies necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further states that she is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of her knowledge, information and belief.

By: ~~/s/ Stephen R. Rimes~~
_____
Name: ~~Stephen R. Rimes~~ Melanie Childers
Title: ~~Vice President, Associate General Counsel and Assistant Secretary~~ Vice President – Fund Operations and Secretary

~~Page 21 of 21 Pages~~

UNITED STATES OF AMERICA
BEFORE THE
U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
Washington, D.C. 20549

In the Matter of

GOLDMAN SACHS TRUST II,
GOLDMAN SACHS ASSET MANAGEMENT, L.P.,
AND

GOLDMAN SACHS ASSET MANAGEMENT INTERNATIONAL
200 West Street

New York, New York 10282

APPLICATION PURSUANT TO SECTION 6(c) OF THE
INVESTMENT COMPANY ACT OF 1940, AS AMENDED,
FOR AN ORDER OF EXEMPTION FROM SECTION 15(c) OF THE ACT

EXPEDITED REVIEW REQUESTED UNDER 17 CFR 270.0-5(d)

GUIDESTONE FUNDS
GUIDESTONE CAPITAL MANAGEMENT, LLC

5005 Lyndon B. Johnson Freeway, Suite 2200
Dallas, TX 75244-6152

Please direct all communications regarding this Application to:

Matthew A. Wolfe, Esq.
GuideStone Financial Resources of the Southern Baptist Convention
5005 Lyndon B. Johnson Freeway, Suite 2200
Dallas, TX 75244-6152

Caroline L. Kraus
Managing Director and Senior Counsel
Goldman Sachs & Co.
200 West Street, 15th Floor
New York, New York 10282

With a copy to:

~~Stephen H. Bier, Esq.
Dechert LLP
1095 Avenue of the Americas
New York, New York 10036~~

~~Brenden P. Carroll
Dechert LLP
1900 K Street NW
Washington, DC 20006~~

Alison M. Fuller, Esq.
Stradley Ronon Stevens & Young, LLP
2000 K Street, N.W., Suite 700
Washington, DC 20006-1871

~~Page 1 of 75 Pages, including Exhibits~~

~~As filed with the Securities and Exchange Commission on May 13, 2022~~

~~Page 1 of 75 Pages~~

UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION
~~Washington~~WASHINGTON, D.C. 20549

In the Matter of

GUIDESTONE FUNDS GUIDESTONE CAPITAL MANAGEMENT, LLC 5005 Lyndon B. Johnson Freeway, Suite 2200 Dallas, TX 75244-6152	) APPLICATION PURSUANT TO) SECTION 6(c) OF) THE INVESTMENT COMPANY ACT OF) 1940, AS AMENDED,) FOR AN ORDER OF EXEMPTION) FROM SECTION 15(c) OF THE ACT
~~GOLDMAN SACHS TRUST II~~ ~~GOLDMAN SACHS ASSET MANAGEMENT, L.P.~~ ~~GOLDMAN SACHS ASSET MANAGEMENT~~ ~~INTERNATIONAL~~ ~~200 West Street, 15th Floor~~ ~~New York, NY 10282~~ ~~File No. [ ]~~ File No. [_____]	)

I.   INTRODUCTION

~~Goldman Sachs Trust II~~GuideStone Funds (the "***Trust***"),[35] a registered open-end ~~management~~ investment company that ~~may offer~~offers one or more series of shares, on their own behalf and on behalf of each of their respective series (each, a "***Series***" and collectively, the "***Series***"), ~~Goldman Sachs Asset Management, L.P. ("GSAM") and Goldman Sachs Asset Management International ("GSAMI"), either of which may serve as the investment adviser to any of the various Series offered by the Trust (each, an "Adviser" and collectively, the "Advisers,~~together with GuideStone Capital Management, LLC ("***GSCM***" or the "***Adviser***" and together with the ~~Trust~~Trusts and the Series, the "***Applicants***"),[36] the investment adviser to the Trusts, hereby file this application (the "***Application***") for an order of the Securities and Exchange Commission (the "***Commission***") under Section 6(c) of the Investment Company Act of 1940, as amended (the "***1940 Act***").

Applicants request an order exempting Applicants from Section 15(c) of the 1940 Act to permit the board of trustees of the Trust (the "***Board***"),[37] including a majority of those board members who are not parties to such contract or agreement or "interested persons," as defined in Section 2(a)(19) of the 1940 Act, of

~~Page 2 of 75 Pages~~

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[35] As used herein, the term "Trust" includes any existing or future type of business organization operating as a registered management investment company that is managed by an Adviser ~~(as defined below)~~.

[36] The term "Adviser" includes (i) the Adviser or its successors and (ii) any entity controlling, controlled by, or under common control with, the Adviser or its successors. For the purposes of the requested order, "successor" is limited to an entity resulting from a reorganization into another jurisdiction or a change in the type of business organization.

[37] The term "Board" also includes the board of trustees or directors of a future Subadvised Series.

any such party (the "***Independent Board Members***"), to promptly enter into or materially amend a contract or agreement pursuant to which a sub-adviser (each, a "***Sub-Adviser***") manages all or a portion of the assets of a Series or provides model portfolio or investment recommendation(s) to the Adviser that would be utilized in connection with the management of a Series (each, a "***Sub-Advisory Agreement***") (each such action, a "***Sub-Adviser Change***") at a non-in-person meeting called for the purpose of voting on such approval,[38] which would allow a Subadvised Series (as defined below) and its shareholders to benefit from a prompt Sub-Adviser Change.

Applicants request that the relief sought herein apply to the named Applicants, as well as to any future Series and any other existing or future registered management investment company or ~~series~~Series thereof that intends to rely on the requested order in the future and that (i) is managed by an Adviser, (ii) uses the multi-manager structure described in this Application, and (iii) complies with the terms and conditions set forth herein (each, a "***Subadvised Series***").[39] All registered investment companies that intend to rely on the requested order are named as Applicants. Any entity that relies on the requested order will do so only in accordance with the terms and conditions contained in this Application.

Applicants are seeking this exemption to enable ~~an~~the Adviser and the Board to obtain for each Subadvised Series the services of one or more Sub-Advisers believed by the Adviser and the Board to be particularly well suited to manage, or to provide model portfolio or investment recommendation(s) with respect to, all or a portion of the assets of the Subadvised Series, and to make material amendments to Sub-Advisory Agreements believed by the Adviser and the Board to be appropriate, without the delay and expense of convening an in-person meeting of the Board to approve the Sub-Adviser Change. The requested relief is necessary so that the Board can take action quickly under the circumstances set out in this Application.

If the requested relief is granted, ~~an~~the Adviser would be permitted to implement a Sub-Adviser Change related to a Subadvised Series that was approved by the Board, including a majority of the Independent Board Members, at a non-in-person meeting. For the reasons discussed below, Applicants believe that the requested relief is appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act. Applicants believe that each Subadvised Series and its shareholders would benefit from the requested relief because of delays in hiring or replacing a Sub-Adviser and costs associated with holding an in-person Board meeting to approve a Sub-Adviser Change in the absence of such relief.

~~Page 3 of 75 Pages~~

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[38] References in this Application to "non-in-person" Board meetings refer to any Board meeting (other than an in-person meeting) in which Board members may participate by any means of communication that allows those Board members participating to hear each other simultaneously during the meeting.

[39] For purposes of this Application, the term "Sub-Adviser" will also apply to any Sub-Adviser to any wholly-owned subsidiary, as defined in the 1940 Act, of a Subadvised Series (each, a "Subsidiary" and collectively, the "Subsidiaries"). The Adviser will serve as investment adviser to each Subsidiary and may retain one or more Sub-Advisers to manage or provide model portfolio or investment recommendation(s) with respect to the assets of a Subsidiary. Applicants also request relief with respect to any Sub-Advisers who serve as Sub-Advisers to a Subsidiary. Where appropriate, Subsidiaries are also included in the term "Subadvised Series."

II. BACKGROUND

A. The Applicants

1. The Trust

The Trust is organized as a Delaware statutory trust and is registered with the Commission as an open-end management investment company under the 1940 Act. Further, the Trust currently consists of multiple Series, some of which operate under a multi-manager structure. Shares of each Series are offered and sold pursuant to a registration statement on Form N-1A. The ~~applicable~~ Adviser serves as an "investment adviser," as defined in Section 2(a)(20) of the 1940 Act, to each Series ~~of the Trust~~. The Trust and the Series are not required to hold annual shareholder meetings.

Each ~~Subadvised~~ Series may have its own distinct investment objective, policies, and restrictions.

2. The ~~Advisers~~ Adviser

~~GSAM~~GSCM is a ~~Delaware~~ limited ~~partnership~~liability company organized under the laws of the State of Texas and is registered with the Commission as an investment adviser under the Investment Advisers Act of 1940, as amended (the "***Advisers Act***"). ~~GSAM~~GSCM serves, and ~~GSAMI may~~each other Adviser will serve, as the investment adviser to each Subadvised Series pursuant to an investment ~~advisory~~management agreement with the Trust ~~on behalf of the Series~~ (each~~, a "GSAM~~ an "***Investment Management Agreement***" and together the "~~GSAM~~ ***Investment Management Agreements***"). ~~GSAM is a wholly-owned subsidiary of the Goldman Sachs Group, Inc. and as such, is under common control with GSAMI. GSAM's current business address is 200 West Street, New York, NY 10282.~~

GSCM and each other ~~GSAMI is a limited partnership organized under the laws of the United Kingdom and is registered with the Commission as an investment adviser under the Advisers Act. GSAMI may serve as investment adviser to certain Series, in each case pursuant to an investment advisory agreement with the Trust on behalf of the Series (each, a GSAMI Investment Management Agreement" and together the "GSAMI Investment Management Agreements"). The GSAM Investment Management Agreements and the GSAMI Investment Management Agreements are together referred to as the "Investment Management Agreements." GSAMI is a wholly-owned subsidiary of the Goldman Sachs Group, Inc. and as such, is under common control with GSAM. GSAMI's current business address is Plumtree Court, 25 Shoe Lane, London, EC4A 4AU.~~

~~Any future~~Adviser ~~also~~is or will be registered with the Commission as an investment adviser under the Advisers Act. ~~Advisers will enter into investment management agreements on behalf of future Subadvised Series, and such future agreements will be included in the term "Investment Management Agreements."~~

Each Investment Management Agreement will be approved by the Board, including a majority of the Independent Board Members, and by the shareholders of the relevant Subadvised Series in the manner required by Sections 15(a) and 15(c) of the 1940 Act and, if applicable, Rule 18f-2 thereunder. The terms of these Investment Management Agreements will comply with Section 15(a) of the 1940 Act. Applicants are not seeking an exemption from the 1940 Act with respect to the Investment Management Agreements.

~~Page 4 of 75 Pages~~

Pursuant to the terms of each Investment Management Agreement, the ~~applicable~~ Adviser, subject to the supervision of the Board, will provide continuous investment management services to each Subadvised Series. ~~An~~The Adviser will have responsibility for determining what portion of each Subadvised Series' portfolio will be invested in securities and other assets and what portion, if any, will be held uninvested in cash or cash equivalents. ~~An~~The Adviser will periodically review a Subadvised Series' investment policies and strategies and~~,~~ based on the need of a particular Series~~,~~ may recommend changes to the investment policies and strategies of the Series for consideration by the Board.

Each Investment Management Agreement will provide that the ~~applicable~~ Adviser may, subject to the approval of the Board, including a majority of the Independent Board Members, and the shareholders of the applicable Subadvised Series (if required ~~by applicable law~~), delegate portfolio management responsibilities of all or a portion of the assets of a Subadvised Series to one or more Sub-Advisers. In accordance with each Investment Management Agreement, the ~~applicable~~ Adviser will oversee each Sub-Adviser in its performance of its duties. The ~~applicable~~ Adviser will continue to have overall responsibility for the management and investment of the assets of each Subadvised Series.

For its services to each Subadvised Series under the applicable Investment Management Agreement, the ~~applicable~~ Adviser will receive an investment management fee from that Subadvised Series ~~as specified in the applicable Investment Management Agreement~~. A Sub-Adviser will receive an investment management fee from ~~an~~the Adviser or directly from the Subadvised Series.

Under this structure, ~~an~~the Adviser, in its capacity as investment adviser, evaluates and oversees Sub-Advisers and makes recommendations about the hiring, termination, and replacement of Sub-Advisers to the Board, at all times subject to the authority of the Board. This structure is commonly referred to as a "multi-manager" structure.

3. The Sub-Advisers

Pursuant to the authority under the Investment Management ~~Agreements~~Agreement, the ~~applicable~~ Adviser may enter into Sub-Advisory Agreements with various Sub-Advisers on behalf of the Subadvised Series. The Sub-Advisers will be "investment advisers" to the Subadvised Series within the meaning of Section 2(a)(20) of the 1940 Act and will provide investment management services to the Subadvised Series subject to, without limitation, the requirements of Sections 15(c) and 36(b) of the 1940 Act. In addition, the Sub-Advisers will be registered with the Commission as investment advisers under the Advisers Act or not subject to such registration.

The ~~applicable~~ Adviser will engage in an on-going analysis of the continued advisability of retaining a Sub-Adviser and will make recommendations to the Board as needed. The ~~applicable~~ Adviser will also negotiate and renegotiate the terms of the Sub-Advisory Agreements with the Sub-Advisers, including the fees paid to the Sub-Advisers, and will make recommendations to the Board as needed.

All Sub-Advisory Agreements currently in effect have been approved by the Board, including a majority of the Independent Board Members, <u>and the initial shareholder of the applicable Subadvised Series </u>in accordance with Sections 15(a) and 15(c) ~~(or an exemption therefrom)~~ of the 1940 Act and Rule 18f-2 thereunder, unless shareholder approval was not required in reliance on applicable exemptive relief.[40] All future Sub-Advisory Agreements will be approved by the Board in the same manner, provided that the Independent Board Members could approve a Sub-Adviser Change at a non-in-person Board meeting in reliance on the requested relief. The terms of each Sub-Advisory Agreement will comply fully with the requirements of Section 15(a) of the 1940 Act.

Pursuant to the Sub-Advisory Agreements, the ~~applicable Adviser~~Subadvised Series has agreed or will agree to pay advisory fees directly to the Sub-Advisers ~~a fee out of the fee paid to the Adviser under the Investment Management Agreement (or out of the Adviser's other assets).~~[41]

B. Multi-Manager Structure

In recent years, a number of investment advisers, including the ~~Advisers~~Adviser, have sponsored investment companies registered under the 1940 Act or series thereof (each, a "***registered fund***") that provide exposure to ~~multiple~~ strategies across various asset classes. These registered funds allow investors to more easily access such strategies without the additional transaction costs and administrative burdens of investing in multiple funds to seek to achieve comparable exposures and investment allocations. Such registered funds may be structured as (i) multi-manager funds, where the investment adviser selects ~~multiple~~one or more sub-advisers to manage portions of the registered fund's assets; (ii) fund of funds where ~~an~~the Adviser invests a registered fund's assets in multiple registered funds or investment companies that rely on an exception from registration under the 1940 Act (each, a "***private fund***" and, together with the registered funds, each a "***fund***" and together, the "***funds***") to gain the exposures; or (iii) a combination of a multi-manager fund and a fund of funds.

When a Subadvised Series utilizes a multi-manager strategy, its Adviser achieves its desired exposures to specific strategies by allocating discrete portions of the Subadvised Series' assets to ~~various~~one or more Sub-Advisers and, in some cases, by managing a portion of the Subadvised Series' assets directly. Each Sub-Adviser manages its discrete portion of the Subadvised Series' assets in accordance with specific investment guidelines. Over time, ~~an~~the Adviser may adjust the Subadvised Series' allocations among the various strategies and sub-strategies based on the Adviser's assessment of market conditions and potential investment opportunities.

C. Rationale for the Requested Relief

When the Adviser deploys a multi-manager structure to access the desired exposures, each Sub-Advisory Agreement must be entered into, materially amended and renewed in accordance with the provisions of Section 15 of the 1940 Act, as modified by any applicable exemptive relief. Section 15(c) requires that the Sub-Advisory Agreement be approved by the vote of a majority of the Independent Board Members cast at an

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[40] Applicants currently rely on a multi-manager exemptive order to implement Sub-Adviser Changes without obtaining shareholder approval. *See* ~~Goldman Sachs Trust II, et al. (812-14078)~~AB Funds Trust and SBC Financial Services, Inc., Investment Company Act Release Nos. ~~30496 (April 29, 2013~~25805 (November 19, 2002) (notice) and ~~30542 (May 29, 2013~~25848 (December 17, 2002) (order). In the future, an Adviser, a Sub-Adviser and a Subadvised Series may rely on an amended version of this multi-manager exemptive order or substantially similar relief.

[41] ~~A Subadvised Series~~The Adviser may also pay ~~advisory fees directly to a Sub-Adviser~~the Sub-Advisers a fee out of the fee paid to the Adviser under the Investment Management Agreement.

in-person meeting. Boards of registered funds, including the Board of the Trust, typically hold in-person meetings on a quarterly ~~(or more frequent)~~ basis. Markets are not static, however, throughout the three to four months between in-person registered fund board meeting dates. During these periods, market conditions may change or investment opportunities may arise that ~~an~~the Adviser may wish to take advantage of by implementing a Sub-Adviser Change. Other circumstances may arise from time to time, including when there is a change in control of a Sub-Adviser that results in an "assignment" of the Sub-Advisory Agreement, as that term is defined for the purposes of the 1940 Act or when a Sub-Adviser provides notice of its intent to terminate operations or its then effective Sub-Advisory Agreement, which may result in the Adviser seeking to implement a Sub-Adviser Change. At these moments it may be impractical and/or costly to hold an additional in-person Board meeting, especially given the geographic diversity of Board members and the additional cost of holding in-person Board meetings. As a result, once ~~an~~the Adviser completes its diligence of a prospective Sub-Adviser, the in-person Board meeting requirement creates an unnecessary burden for the Board that does not benefit the Subadvised Series' shareholders.

Unlike the burdensome process for approving Sub-Advisory Agreements, Board approval is not required at all if ~~an~~the Adviser accesses the desired exposures through investments in other funds. Investments by Subadvised Series in registered funds must be made in compliance with the limitations in Section 12(d)(1) of the 1940 Act. When ~~an~~the Adviser accesses the desired exposures through investing the Subadvised Series' assets in private funds, however, Section 12(d)(1) does not ~~directly~~ limit the amount of a registered fund's total assets that may be invested in the underlying private fund.[42] If the requested order is not granted, ~~an~~the Adviser will continue to have the option of accessing a desired investment exposure between in-person Board meeting dates through investments in other funds managed by the prospective Sub-Adviser, including private funds, which could increase costs for shareholders when retaining the Sub-Adviser to manage a sleeve of the Subadvised Series directly is a viable option. For example, acquired fund fees and expenses generated by a fund investing in another fund are generally higher than the fees generated if a sub-adviser were hired to manage the strategy directly for the fund.

The requested order would be consistent with the Board's statutory duty to request and evaluate such information as may reasonably be necessary to evaluate the terms of a Sub-Advisory Agreement. For example, an Adviser may identify a Sub-Adviser prior to an in-person Board meeting date that it wants to engage, but there may not be enough time before the in-person meeting date for management to compile and furnish the complete package of materials that the Board requests to evaluate the Sub-Advisory Agreement in accordance with its duties under Section 15(c), along with a summary of the Sub-Adviser's compliance program to support the Board's approval of the Sub-Adviser's policies and procedures in accordance with Rule 38a-1(a)(2) under the 1940 Act. The requested order would benefit a Subadvised Series by allowing the Board, including a majority of the Independent Board Members, to approve a Sub-Adviser Change at an appropriate time once diligence is complete, instead of waiting until the next in-person Board meeting date and potentially missing out on market opportunities.

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[42] Such investments in private funds would be subject to other applicable provisions of the 1940 Act ~~and the rules thereunder. *See, e.g.,* Rule 12d1-4 and Rule 22e-4 under the 1940 Act.~~.

The requested order would also apply to material amendments to a Sub-Advisory Agreement.[43] For example, a Sub-Advisory Agreement with an existing Sub-Adviser may be limited to a particular sub-strategy, although the Sub-Adviser has the expertise and ability to manage additional sub-strategies. If ~~an~~the Adviser desires to engage the Sub-Adviser to manage a separate discrete portion of a Subadvised Series' assets in accordance with a sub-strategy that is not currently within the scope of the guidelines under the Sub-Adviser's existing Sub-Advisory Agreement, but is otherwise consistent with a Subadvised Series' investment objective and strategies, the Adviser may determine it is necessary to materially amend the Sub-Advisory Agreement. If an Adviser's portfolio management team makes this determination between in-person Board meeting dates, the Board of the Subadvised Series could approve the Sub-Adviser Change at a non-in-person meeting in reliance on, and subject to the conditions of, the requested order. *See* Section IV.B. below for additional legal analysis supporting the rationale for the requested relief.

III. REQUEST FOR EXEMPTIVE RELIEF

Section 6(c) of the 1940 Act provides that the Commission may exempt any person, security, or transaction, or any class or classes of persons, securities, or transactions, from any provision or provisions of the 1940 Act or any rule or regulation thereunder, if and to the extent that such exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act. Applicants believe that the requested relief described in this Application meets this standard.

IV. LEGAL ANALYSIS

A. Applicable Law

Section 15(c) of the 1940 Act prohibits a registered fund having a board from entering into, renewing or performing any contract or agreement whereby a person undertakes regularly to serve or act as an investment adviser (including a sub-adviser) of the registered fund, unless the terms of such contract or agreement and any renewal thereof have been approved by the vote of a majority of the registered fund's board members, who are not parties to such contract or agreement or interested persons of any such party, cast in person at a meeting called for the purpose of voting on such approval.

Section 15(c) provides that it shall be the duty of the board members of a registered fund to request and evaluate, and the duty of an investment adviser (or sub-adviser) to such registered fund to furnish, such information as may reasonably be necessary to evaluate the terms of any contract whereby a person undertakes regularly to serve or act as investment adviser (or sub-adviser) of such registered fund.

B. Discussion

1. Necessary or Appropriate in the Public Interest

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[43] The requested relief would not apply to renewals of a Sub-Advisory Agreement.

Applicants believe that permitting the Independent Board Members to approve Sub-Adviser Changes at non-in-person meetings without incurring unnecessary delay or expense is necessary or appropriate and in the interests of Subadvised Series' shareholders and will allow the Subadvised Series to operate more efficiently. Without the delay inherent in holding in-person Board meetings (and the attendant difficulty of obtaining the necessary quorum for, and the additional costs of, an unscheduled in-person Board meeting), the Subadvised Series will be able to act ~~more quickly~~quicker and with less expense to add or replace Sub-Advisers when the Board and the ~~applicable~~ Adviser believe that a change would benefit the Subadvised Series. Under the multi-manager structure, the selection of a Sub-Adviser is similar to changes in the membership of a registered fund's portfolio management team, which do not require registered fund board approval.

In essence, the in-person meeting requirement creates an artificial impediment that may prevent the Board of a Subadvised Series from taking immediate action once an Adviser completes its diligence of a potential Sub-Adviser that it wishes to on-board. Requiring a Board to hold an off-cycle in-person meeting to approve a Sub-Adviser Change, or to delay its approval until its next regularly scheduled in-person meeting, creates an unnecessary burden for the Board and the ~~applicable~~ Adviser that is not beneficial for shareholders or necessary or appropriate in the public interest.

2. Consistent with the Protection of Investors

Applicants believe that the requested relief is consistent with the protection of investors. Primary responsibility for management of the Subadvised Series, including the selection and supervision of the Sub-Advisers, is vested in the ~~Advisers~~Adviser, subject to the oversight of the Board. Each Investment Management Agreement is, and will remain, fully subject to the requirements of Section 15(c) of the 1940 Act.

Once the ~~applicable~~ Adviser makes an informed selection of a Sub-Adviser, Applicants believe it would be consistent with the protection of investors to permit the Board, including a majority of the Independent Board Members, to approve the Sub-Adviser Change at a non-in-person meeting called for the purpose of voting on such approval. Any such non-in-person approval would be conducted in accordance with the Board's typical process for approving a Sub-Adviser Change and consistent with the Board's duty under Section 15(c) to request and evaluate such information as may reasonably be necessary to evaluate the terms of any Sub-Advisory Agreement, and the Adviser's and Sub-Adviser's duty under Section 15(c) to furnish such information. Management will represent that the materials provided to the Board for the non-in-person meeting include the same information the Board would have received if approval of the Sub-Adviser Change were sought at an in-person Board meeting. In connection with seeking Board approval of a Sub-Adviser Change at a non-in-person meeting, the ~~applicable~~ Adviser will recommend the retention of the Sub-Adviser and the Trust's chief compliance officer or his or her designee will provide such information as the Board may reasonably request to assist it in determining that the Sub-Adviser has adopted policies and procedures reasonably designed to prevent violation of the "federal securities laws"[44] by the Sub-Adviser. If, however, one or more Board members assert that an in-person meeting would make a difference and request that the Sub-Advisory

Agreement be considered in-person, then the Board will wait to consider the Sub-Advisory Agreement until an in-person meeting is convened, unless such request is rescinded.

If the requested relief is not granted, ~~an~~the Adviser would continue to have the option of accessing a desired exposure by investing a Subadvised Series' assets in a fund managed by the Sub-Adviser. Retaining a Sub-Adviser to manage a portion of a Subadvised Series, as opposed to investing in a fund managed by the Sub-Adviser, provides several benefits to the Subadvised Series and its shareholders that support the requested exemptive relief and are consistent with the protection of investors. The benefits to a Subadvised Series and its shareholders from retaining a Sub-Adviser to gain a desired exposure, instead of accessing the exposure through an investment in another fund, include:

1. Daily transparency regarding investments managed by the Sub-Adviser;

2. Annual review of the Sub-Adviser's compliance program;

3. Avoiding additional acquired fund fees and expenses;

4. Annual Board review of the Sub-Advisory Agreement and related compensation;

---

[44] As defined in Rule 38a-1(e)(1) under the 1940 Act, as amended.

5. Ability to access the exposure directly instead of through a vehicle that may not allow for daily liquidity and may not be subject to the protections of the 1940 Act;

6. Allowing ~~an~~the Adviser to customize the sub-strategy implemented by the Sub-Adviser to access the exposure;

7. Avoiding costs that would be borne by the Subadvised Series to hold additional in-person Board meetings, such as travel, lodging and meals; and

8. Under Section 36(b) of the 1940 Act, the Sub-Adviser will be deemed to have a fiduciary duty with respect to the receipt of compensation for services, or of payments of a material nature, from the Subadvised Series.

3. Consistent with the Policy and Provisions of the 1940 Act

Applicants believe the requested relief is consistent with the policy and provisions of the 1940 Act. The requirement that the vote of a majority of a registered fund's disinterested board members approving an advisory agreement or a sub-advisory agreement be cast in person was added to Section 15(c) of the 1940 Act by the Investment Company Amendments Act of 1970 (the "***1970 Amendments Act***").[45] Congress states in the legislative history of the 1970 Amendments Act that the bill would amend Section 15(c) to provide that the voting requirements of the Section "can be satisfied only by directors who are *personally present* at a meeting at which their votes are taken. The proposed amendment is *intended to assure informed voting* on matters which

~~Page 10 of 75 Pages~~

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[45] *See* Investment Company Amendments Act of 1970, Public Law 91-547, enacted December 14, 1970.

require action by the board of directors of registered investment companies."[46] (emphasis added.) The staff of the Commission has stated that this "requirement that disinterested directors cast their votes in person represents a strong Congressional policy in favor of eliminating absentee approval by board members."[47]

The Commission has provided exemptive relief from the in-person meeting requirement in Section 15(c) by amending Rule 15a-4 under the 1940 Act to, among other things, permit registered fund boards "to participate in a meeting to approve an interim contract [with an investment adviser or a sub-adviser] by any means of communication that allows all participants to hear each other at the same time, such as a telephone conference."[48] The Commission stated at the time that "[t]his provision should result in savings in time and travel costs."[49] In the twenty years that have passed since this amendment to Rule 15a-4, registered fund boards have routinely relied on this exemptive relief from the in-person meeting requirement to approve certain interim advisory contracts at non-in-person board meetings while continuing to fulfill their statutory duty to evaluate the terms of the contract.

Almost five decades have elapsed since the in-person meeting requirement was added to Section 15(c) of the 1940 Act. Due to the countless technological advances that have occurred since the 1970s, registered funds are able to provide materials to their board members electronically in an easily readable format, and board members can easily communicate with one another and with management in advance of a meeting through various forms of communication, many of which did not exist in 1970. These technological advances allow registered fund board members to assure they are well informed prior to a board meeting date. Given the various forms of communication available today, registered fund boards can hold non-in-person meetings at which each board member is personally present and able to assure themselves that they are informed as to the matters at the non-in-person meeting that require action by the registered fund board.

The requested relief would not result in absentee approval of Sub-Adviser Changes by the Independent Board Members. The Independent Board Members necessary to approve a Sub-Adviser Change

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[46] Investment Company Amendments Act of 1970, H.R. Rep. No. 1382, 91st Cong., 2d Sess. 25-26 (1970); Investment Company Amendments Act of 1969, S. Rep. No. 184, 91st Cong., 1st Sess. 39 (1969).

[47] American National Growth Fund, Inc., SEC Staff Letter (Nov. 17, 1974). The in-person voting requirements were added as part of the 1970 Amendments Act and have historically been viewed as requiring directors to be "physically present" when voting. Pub. L. 91-547 (Dec. 14, 1970).

[48] Temporary Exemption for Certain Investment Advisers, Investment Company Act Release No. 24177 (Nov. 29, 1999).

[49] Id. See also Temporary Exemption for Certain Investment Advisers, Investment Company Act Release No. 23325 (July 22, 1998) ("The proposed amendments also would facilitate a special meeting to approve an interim contract, by permitting the fund's board of directors to participate by telephone or similar means of communication that allows all participants to hear each other at the same time."). Allowing the flexibility to approve Sub-Adviser Changes at a non-in-person meeting would avoid unnecessarily burdening registered fund board members with the time and cost associated with travel for and attendance at additional in-person meetings.

would be personally present and participating in a meeting where all participating Board members can hear each other and be heard by each other during the meeting.[50] The requested relief could not be relied upon to approve a Sub-Adviser Change by written consent or another form of absentee approval by the Independent Board Members. Similar to the amendments to Rule 15a-4, the requested relief would result in savings in time and travel costs. In light of the foregoing analysis, the Applicants submit that the requested relief would be consistent with the policies and provisions of the 1940 Act and would eliminate unnecessary expenses and delays associated with conducting an in-person Board meeting.

V. PRECEDENT

The Commission has issued exemptive order under the 1940 Act permitting a fund's board to consider a Sub-Adviser Change, without complying with the requirement under Section 15(c) of the 1940 Act that the board meet in-person to conduct such approvals, in situations where the fund would benefit from effecting a Sub-Adviser Change promptly.[51] The Commission stated in Blackstone, that, while it continued to believe that a board's decision-making process may benefit from the directors' having the opportunity to interact in person, as a group, and individually, it recognized that under the circumstances described in the application, the need to act promptly for the benefit of a fund may justify the board's meeting on a non-in-person basis, and that technological advances enable directors to hold such meetings in a manner where the directors can be personally present and able to assure themselves that they are informed as to the matter that requires action by the board.

VI. CONDITIONS

Applicants agree that any order of the Commission granting the requested relief will be subject to the following conditions:

~~Page 12 of 75 Pages~~

[50] Technology that includes visual capabilities will be used unless unanticipated circumstances arise.
[51] *See, e.g.*, Blackstone Alternative Investment Funds, et al., Investment Company Act Release Nos. 33748 (Jan. 21, 2020) (notice) and 33801 (Feb. 19, 2020) (order) ("Blackstone"); Principal Funds, Inc., et al., Investment Company Act Release Nos. 33973 (Aug. 19, 2020) (notice) and 34013 (Sept. 15, 2020) (order); Northern Funds and Northern Trust Investments, Investment Company Act Release Nos. 34095 (Nov. 13, 2020) (notice) and 34133 (Dec. 9, 2020) (order); Columbia Funds Series Trust, et al., Investment Company Act Release Nos. 34197 (Feb. 18, 2021) (notice) and 34224 (March 16, 2021) (order); Russell Investment Company, et al., Investment Company Act Release Nos. 34200 (Feb. 23, 2021) (notice) and 34238 (~~Mar.~~March 30, 2021) (order); Nationwide Mutual Funds, et al., Investment Company Act Release Nos. 34302 (June 16, 2021) (notice) and 34329 (July 13, 2021) (order); Optimum Fund Trust, et al., Investment Company Act Release Nos. 34386 (Sept. 27, 2021) (notice) and 34410 (Oct. 25, 2021) (order); SEI Asset Allocation Trust, et al., Investment Company Act Release Nos. 34418 (Nov. 15, 2021) (notice) and 34437 (Dec. 13, 2021) (order); Bridge Builder Trust, et al., Investment Company Act Release Nos. 34433 (Dec. 3, 2021) (notice) and 34456 (Dec. 29, 2021) (order); Brinker Capital Destinations Trust, Investment Company Act Release Nos. 34501 (Feb. 10, 2022) (notice) and 34526 (~~Mar.~~March 8, 2022) (order); Morgan Stanley Pathway Funds, Investment Company Act Release Nos. 34502 (Feb. 10, 2022) (notice) and 34525 (~~Mar.~~March 8, 2022) (order); ~~and~~ Brighthouse Funds Trust I, et al., Investment Company Act Release Nos. 34552 (Apr. 1, 2022) (notice) and 34572 (Apr. 27, 2022) (order)~~.~~; Goldman Sachs Trust II, et al., Investment Company Act Release Nos. 34638 (June 27, 2022) (notice) and 34654 (July 25, 2022); Pacific Funds Series Trust, et al., Investment Company Act Release Nos. 34671 (Aug. 11, 2022) (notice) and 34697 (Sept. 8, 2022) (order).

1. The Independent Board Members will approve the Sub-Adviser Change at a non-in-person meeting in which Board members may participate by any means of communication that allows those Board members participating to hear each other simultaneously during the meeting.

2. Management will represent that the materials provided to the Board for the non-in-person meeting include the same information the Board would have received if a Sub-Adviser Change were sought at an in-person Board meeting.

3. The notice of the non-in-person meeting will explain the need for considering the Sub-Adviser Change at a non-in-person meeting. Once notice of the non-in-person meeting to consider a Sub-Adviser Change is sent, Board members will be given the opportunity to object to considering the Sub-Adviser Change at a non-in-person Board meeting. If a Board member requests that the Sub-Adviser Change be considered in-person, the Board will consider the Sub-Adviser Change at an in-person meeting, unless such request is rescinded.

4. A Subadvised Series' ability to rely on the requested relief will be disclosed in the Subadvised Series' registration statement.

5. In the event that the Commission adopts a rule under the 1940 Act providing substantially similar relief to that in the order requested in the Application, the requested order will expire on the effective date of that rule.

VII. PROCEDURAL MATTERS

Pursuant to Rule 0-2(f), each Applicant states that its address is ~~200 West Street, 15th Floor, New York, N.Y. 10282.~~ 5005 Lyndon B. Johnson Freeway, Suite 2200, Dallas, TX 75244.

Applicants further state that all written or oral communications concerning this Application should be directed to:

~~Caroline L. Kraus~~Matthew A. Wolfe, Esq.
5005 Lyndon B. Johnson Freeway, Suite 2200
Dallas, TX 75244
~~Managing Director and Senior Counsel~~

~~Goldman Sachs & Co.~~

~~200 West Street, 15th Floor~~

~~New York, NY 10282~~

With ~~copies~~a copy to:

~~Stephen H. Bier, Esq.~~

~~Dechert LLP~~

~~1095 Avenue of the Americas~~

New York, NY 10036

Brenden P. CarrollAlison M. Fuller, Esq.
DechertStradley Ronon Stevens & Young, LLP
19002000 K Street, N.W. Suite 700
Washington, D.C.DC 20006

Pursuant to Rule 0-2(c)(1) under the 1940 Act, each Applicant hereby represents that the undersigned is authorized to file this Application and any further amendments thereto in the name of and on behalf of the respective Applicant. The authorizations required by Rule 0-2(c) under the 1940 Act are attached hereto as Exhibits A-1 through A-3 to this Application. The verifications required by Rule 0-2(d) under the 1940 Act are attached hereto as Exhibits B-1 through B-3 to this Application.

The Applicants request that the Commission issue anthe requested order without a hearing pursuant to Rule 0-5 under the 1940 Act without conducting a hearing.

In accordance with Rule 0-5(d) under the 1940 Act, Applicants request expedited review of the Application by the Commission. In accordance with Rule 0-5(e)(2) under the 1940 Act, included as Exhibit C to this Application are two marked copies of the Application showing changes from the final versions of two recent applications identified by Applicants as substantially identical to the Application under Rule 0-5(e)(3) under the 1940 Act.

VIII. CONCLUSION

For the foregoing reasons, Applicants respectfully request that the Commission issue an order under Section 6(c) of the 1940 Act granting the relief requested in the Application. Applicants submit that the requested exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act.

Page 14 of 75 Pages

The Applicants have caused this Application to be duly signed on their behalf on the 14th day of ~~May 13, 2022~~November, 2022.

~~Goldman Sachs Trust II~~GUIDESTONE FUNDS

By: ~~/s/ Caroline L. Kraus~~
    Name: ~~Caroline L. Kraus~~John R. Jones
    ~~Title: Secretary~~ President

GUIDESTONE CAPITAL MANAGEMENT, LLC
~~Goldman Sachs Asset Management, L.P.~~

By: ~~/s/ Betsy N. Gorton~~
    Name: ~~Betsy N. Gorton~~David S. Spika
    ~~Title: Managing Director~~ President and Chief
    Investment Officer

~~Goldman Sachs Asset Management International~~

~~By: /s/ Glenn Thorpe~~
    ~~Name: Glenn Thorpe~~
    ~~Title: Managing Director~~

~~Page 15 of 75 Pages~~

EXHIBITS TO APPLICATION

The following materials are made a part of the Application and are attached hereto:

Designation	Document
Exhibits A-1 through A-3 A-2	Authorizations
Exhibits B-1 through B-3 B-2	Verifications
Exhibit C	Rule 0-5(e)(3) Comparisons

~~Page 16 of 75 Pages~~

<p style="text-align:center">~~GOLDMAN SACHS TRUST II~~
<u>GUIDESTONE FUNDS</u>
AUTHORIZATION</p>

I, ~~Caroline L. Kraus~~<u>Melanie Childers</u>, do hereby certify that I am the duly elected <u>Vice President – Fund Operations and </u>Secretary of ~~Goldman Sachs Trust II~~<u>GuideStone Funds</u> (the "Trust"), and further certify that set forth below is a true and complete copy of resolutions duly adopted by the Board of Trustees of the Trust at a meeting held on ~~March 15-16, 2022~~<u>November 10, 2022</u>, and that those resolutions have not been amended or revoked and are in full force and effect on the date hereof:

RESOLVED, that the appropriate officers of ~~Goldman Sachs Trust II~~<u>GuideStone Funds</u> (the "Trust") be, and each of them hereby is, authorized and directed on behalf of the Trust and its name to (i) prepare, execute and cause to be filed an application with the U.S. Securities and Exchange Commission (the "SEC") for an order pursuant to Section 6(c) of the Investment Company Act of 1940, as amended (<u>the </u>"1940 Act"), exempting the Trust and ~~Goldman Sachs Asset Management, L.P. ("GSAM") and Goldman Sachs Asset Management International ("GSAMI") (each, an "Adviser" and collectively, the "Advisers") from the~~<u>GuideStone Capital Management, LLC ("GSCM") from</u> provisions of Section 15(c) of the 1940 Act to permit ~~the Advisers~~<u>GSCM</u> to enter into or materially amend sub-advisory agreements that were approved by the Board of Trustees of the Trust (the "Board"), including a majority of the non-interested members of the Board, at a non-in-person meeting called for the purpose of voting on such approval (the "Application"); and (ii) prepare, execute and cause to be filed with the SEC any and all amendments to such Application, which in the discretion of the officer or officers executing such amendment may appear necessary or desirable, in such form as such officer or officers shall approve in his, her or their discretion, in each case as conclusively evidenced by his, her or their signature(s) thereon; and it is

FURTHER RESOLVED, that the officers of the Trust be, and each of them hereby is, authorized and directed to take such further action as such officer or officers shall in his, her or their discretion consider necessary or desirable to effectuate the intent of the foregoing resolution.

By: ~~/s/~~
   ~~Caroline L. Kraus~~
   Name: ~~Caroline L. Kraus~~<u>Melanie Childers</u>
   Title~~:~~ ~~Secretary~~<u>Vice President – Fund Operations and Secretary</u>

GOLDMAN SACHS ASSET MANAGEMENT, L.P.
AUTHORIZATION

I, Betsy N. Gorton, do certify that I am the duly authorized and elected Managing Director of Goldman Sachs Asset Management, L.P. ("GSAM"), and that all actions necessary to authorize the execution and filing of this Application, and any amendments thereto, have been taken, and the person signing and filing this document is authorized to do so on behalf of GSAM pursuant to the general authority as Managing Director of GSAM.

By: /s/ Betsy N. Gorton

Name: Betsy N. Gorton

Title: Managing Director

Page 18 of 75 Pages

~~GOLDMAN SACHS ASSET MANAGEMENT INTERNATIONAL~~
GUIDESTONE CAPITAL MANAGEMENT, LLC
AUTHORIZATION

      I, ~~Glenn Thorpe~~Melanie Childers, do hereby certify that I am the duly ~~authorized and~~ elected ~~Managing Director of Goldman Sachs Asset~~Vice President – Fund Operations and Secretary of GuideStone Capital Management, LLC ~~International~~ ("~~GSAMI~~GSCM"), and that all actions necessary to authorize the execution and filing of this Application, and any amendments thereto, have been taken, and the person signing and filing this document is authorized to do so on behalf of ~~GSAMI~~GSCM pursuant to the general authority as ~~Managing Director of GSAMI~~Vice President – Fund Operations and Secretary of GSCM.

By: ~~/s/ Glenn Thorpe~~

Name: ~~Glenn Thorpe~~ Melanie Childers

Title: ~~Managing Director~~ Vice President – Fund Operations and Secretary

~~Page 19 of 75 Pages~~

<p style="text-align:center">~~GOLDMAN SACHS TRUST II~~
<ins>GUIDESTONE FUNDS</ins>
VERIFICATION</p>

The undersigned states that <ins>she</ins> has duly executed the attached Application dated ~~May 13, 2022~~<ins>November 14, 2022</ins> for and on behalf of ~~Goldman Sachs Trust II~~<ins>GuideStone Funds</ins> (the "Trust"); that <ins>she</ins> is the <ins>Vice President – Fund Operations and </ins>Secretary of the foregoing Trust; and that all actions necessary to authorize the undersigned to execute and file such instrument have been taken. The undersigned further states that <ins>she</ins> is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of <ins>her</ins> knowledge, information and belief.

By: ~~/s/ Caroline L. Kraus~~

Name: ~~Caroline L. Kraus~~<ins>Melanbie Childers</ins>

Title: ~~Secretary~~<ins>Vice President – Fund Operations and Secretary</ins>

<p style="text-align:center">~~Page 20 of 75 Pages~~</p>

GOLDMAN SACHS ASSET MANAGEMENT, L.P.
VERIFICATION

The undersigned states that she has duly executed the attached Application dated May 13, 2022 for and on behalf of Goldman Sachs Asset Management, L.P.; that she is the Managing Director of such company; and that all actions necessary to authorize the undersigned to execute and file such instrument have been taken. The undersigned further states that she is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of her knowledge, information and belief.

By: /s/ Betsy N. Gorton
_____
Name: Betsy N. Gorton
Title: Managing Director

Page 21 of 75 Pages

~~GOLDMAN SACHS ASSET~~ GUIDESTONE CAPITAL MANAGEMENT, LLC ~~INTERNATIONAL~~ AUTHORIZATION ~~VERIFICATION~~

The undersigned states that <u>she</u> has duly executed the attached Application dated ~~May 13, 2022~~ <u>November 14, 2022</u> for and on behalf of ~~Goldman Sachs Asset~~ <u>GuideStone Capital</u> Management<u>, LLC</u> ~~International~~; that <u>she</u> is the ~~Managing Director~~ <u>Vice President – Fund Operations and Secretary</u> of such company; and that all action by stockholders, directors, and other bodies necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further states that <u>she</u> is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of <u>her</u> knowledge, information and belief.

~~By: /s/ Glenn Thorpe~~

~~Name: Glenn Thorpe~~ <u>Melanie Childers</u>

~~Title: Managing Director~~ <u>Vice President – Fund Operations and Secretary</u>

~~Page 22 of 75 Pages~~